CONSENT OF INDEPENDENT ACCOUNTANTS

We have issued our report dated May 2, 2003 accompanying the consolidated financial statements and schedules of AMS Homecare Inc. contained in the Registration Statement.  We consent to the use of the aforementioned report in the Registration Statement, and to the use of our name as it appears under the caption “Experts”.

/s/ Grant Thornton LLP

Vancouver, BC

CHARTERED ACCOUNTANTS

December 5, 2003